Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

July 19, 2021

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 5:00 p.m., Israel time, on August 23, 2021, at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Annual General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Proxy Statement.

A discussion period will be provided at the Meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Monday, July 26, 2021, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as set forth in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 23, 2021

This Proxy Statement is furnished to the holders of ordinary shares, par value of 0.01 New Israeli Shekel per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on August 23, 2021, at 5:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matters:

1.	To approve the re-election of each of (a) Prof. Carol L. Brosgart and (b) Mr. Shmuel Nir as a Class I director, to serve as a member of the Board of Directors until the annual general meeting to be held in 2024 and until their respective successors are duly elected and qualified;

2.	To approve an amendment to the Articles of Association of the Company;

3.	To approve a grant of options to each of our non-management directors and our President and Chief Executive Officer;

4.	To approve the terms of employment of the Company’s President and Chief Executive Officer;

5.	To approve an annual cash bonus for the Company’s President and Chief Executive Officer, based on the same formula as determined for other office holders of the Company and performance matrices approved by the Company’s Remuneration Committee and Board of Directors;

6.	To approve a framework for future annual cash bonuses for the Company’s President and Chief Executive Officer, subject to performance matrices to be approved by the Company’s Remuneration Committee and Board of Directors on an annual basis; and

7.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021 until the 2022 annual general meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2020.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Monday, July 26, 2021 (the “Record Date”).

As of July 19, 2021, the Company had outstanding 25,083,914 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to August 30, 2021, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s amended and restated articles of association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of holders of a majority of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

In addition, the approval of each of Proposals 3, 4, 5 and 6 is subject to the fulfillment of one of the following additional voting requirements (“Special Majority”):

(i)	the majority of the shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the relevant Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the relevant Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Please note:

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), in order for your vote to be counted with respect to Proposals 3, 4 5 and 6, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, whether or not (i) you are a controlling shareholder of the Company or (ii) you or any of the following persons have a personal interest in the approval of the relevant Proposal:

●	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a “Relative”);

●	any entity in which you or a Relative of yours holds 5% or more of such entity’s outstanding shares or voting rights;

●	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and

●	a person voting under a proxy given by you.

If you do not state whether or not you are a controlling shareholder or have a personal interest, your shares will not be voted for Proposals 3, 4, 5 and 6.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board of Directors of the Company, or the Board and shall be delivered to the Company at its registered offices at 16 Tiomkin St. 4th floor, Tel Aviv, Israel 6578317, Attention: Adv. Topaz Falkoviz Arbel, Company Secretary, or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Notice of Annual General Meeting of Shareholders, other than for Proposals 3, 4, 5 and 6.

If you are a record holder of shares, to vote via the internet, please follow the instructions indicated on the proxy card.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Adv. Topaz Falkoviz Arbel, Company Secretary, or by facsimile to +972-3-6938447, no later than August 13, 2021 at 5:00 pm Israel time.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Adv. Topaz Falkoviz Arbel, Company Secretary, or by facsimile to +972-3-6938447, no later than Monday, July 26, 2021 at 5:00 pm Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Monday, August 2, 2021, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2020, please see Item 6B. of our annual report on Form 20-F filed with the SEC on March 18, 2021, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

PROPOSAL 1

RE-ELECTION OF EACH OF (A) PROF. CAROL L. BROSGART AND (B) MR. SHMUEL NIR AS A

CLASS I DIRECTOR, TO SERVE AS A MEMBER OF THE BOARD UNTIL THE ANNUAL

GENERAL MEETING TO BE HELD IN 2024 AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE

DULY ELECTED AND QUALIFIED

Under our amended and restated articles of association (the “Articles”), the Board consists of three classes of directors who are appointed for fixed terms of office in accordance with the Companies Law and our Articles. Directors so elected cannot be removed from office by the shareholders until the expiration of the term of office of their class. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I directors, Class II directors and Class III directors. The term of the Class I directors will expire at the close of this Meeting; the term of the Class II directors will expire at the close of the annual general meeting of shareholders to be held in 2022; and the term of the Class III directors will expire at the close of the annual general meeting of shareholders to be held in 2023.

Prof. Carol Brosgart and Mr. Shmuel Nir will serve as our Class I Directors until the close of this Meeting; Mr. Allen Baharaff and Mr. Marshall Heinberg serve as our Class II Directors until the close of the annual general meeting to be held in 2022; and Prof. David Sidransky and Mr. Amir Poshinski serve as our Class III Directors until the close of the annual general meeting to be held in 2023. On July 15, 2021, our Board resolved to recommend to the shareholders to re-elect each of Prof. Carol Brosgart and Mr. Shmuel Nir as Class I directors. Accordingly, it is proposed to approve the re-election of Prof. Carol Brosgart and the re-election of Mr. Shmuel Nir as Class I directors until the close of the annual general meeting to be held in 2024 and until their respective successors are duly elected and qualified.

Our Articles provide that the minimum number of members of the Board is three (3) and the maximum number is eleven (11). The Board presently comprises of six (6) members.

Under the Companies Law, a nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements must notify the Company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Director Compensation

If elected, and in accordance with the approval of our remuneration committee and the Board, Prof. Brosgart will be entitled to receive an annual fee in the amount of $40,000 plus VAT, as applicable, which is the fee paid to our directors, and Mr. Nir will be entitled to receive an annual fee in the amount of $50,000 plus VAT (which is the fee paid to our expert independent directors), payable on a quarterly basis at the end of each quarter. The foregoing fee to Prof. Brosgart and Mr. Nir is due to their expertise and the expected involvement they will have in the Company’s affairs.

If elected, each of Prof. Brosgart and Mr. Nir will also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

Election of Directors

Below is the biographical information for Prof. Brosgart and Mr. Nir:

Carol Brosgart, M.D., joined our Board on June 7, 2017. Prof. Brosgart served as a member of Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016 and on the Board of Juvaris, a vaccine company, until it was acquired by Bayer. Since January 2018, she serves on the Board of Directors of Abivax, a biotechnology company, headquartered in Paris, working on inflammatory diseases. In 2020 she joined the Board of Enochian working on HIV Cure, HBV Cure, and COVID-19, and on the Board of Intrivo Diagnosticcs, working on COVID-19 diagnostic tests (PCR, Antigen and Antibody). Prof. Brosgart serves as a consultant to Dynavax, Allergan and a number of biotechnology companies in the areas of liver diseases and infectious diseases. Prof. Brosgart currently serves on the Executive Committee of the Forum for Collaborative Research, the Steering Committee of the HBV Cure Group at the Forum, and is on the Board of Directors of the Hepatitis B Foundation and the Northern California American Liver Foundation and the Board of Berkeley Community Scholars. She is active in the public policy arena for AASLD and IDSA/HIVMA. Prof. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation from 2011 to 2013. Prof. Brosgart has also served as a member of the clinical faculty of the School of Medicine at the University of California, San Francisco for the past four decades, where she is a Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. In 2011, Prof. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Prof. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs. Prior to Gilead, Prof. Brosgart was the Medical Director of the East Bay AIDS Center in Berkeley, California (1987-1998) and the Medical Director of the Central Health Center for the Alameda County Public Health Department (1978-1987). Prof. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

Shmuel Nir, a director of the Company since 2007, serves as President and Chief Executive Officer of Tushia Consulting Engineers Ltd., an investment and management services company. From January 2001 to January 2016, Mr. Nir served as Chairman of the board of directors of Matan Digital Printers Ltd. From March 1998 to January 2008, he served as President and Chief Executive Officer of Macpell Industries Ltd., a leading industrial group. Between January 1991 and March 1998, Mr. Nir was an Executive Vice President of Operations at Macpell Industries Ltd. and President and Chief Executive Officer of two of its subsidiaries, New Net Industries Ltd. and New Net Assets Ltd. Prior to January 1991, Mr. Nir had held various positions with Intel Corporation in Jerusalem, Israel and Tefen Management Consulting. Between 1999 and 2006, Mr. Nir served as managing partner at Spring Venture Capital Fund. Mr. Nir holds a B.Sc. in Industrial Engineering and Management from the Technion - Israel Institute of Technology in Haifa, which was awarded in 1989.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to re-elect Prof. Brosgart as a Class I director to serve as a member of the Board until the close of the annual general meeting to be held in 2024, and until her respective successor is duly elected and qualified, as detailed in the Proxy Statement dated July 19, 2021.”

“RESOLVED, to re-elect Mr. Nir as a Class I director to serve as a member of the Board until the close of the annual general meeting to be held in 2024, and until his respective successor is duly elected and qualified, as detailed in the Proxy Statement dated July 19, 2021.”

The Board recommends that the shareholders vote “FOR” each of the proposed resolutions.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE

COMPANY

We propose to adopt at the Meeting an amendment to our Articles such that the following Article 126 shall be added to the Articles:

“Forum for Adjudication of Disputes.

126. (a) Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the U.S. Securities Act of 1933 as amended, against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants or underwriters (who, in each case, shall be deemed third party beneficiaries of this Article 126), the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended; and (b) unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions. This Article 126 shall not apply to causes of action arising under the U.S. Exchange Act of 1934, as amended.”

We believe that adopting the amendment is in the best interests of the Company and its shareholders for the following reasons:

●	The federal forum selection provision allows for the consolidation of multi-jurisdiction litigation and reduces the risk that the outcome of cases in multiple jurisdictions could be inconsistent;

●	The amendment will help avoid state court forum shopping and provide for efficiencies in managing the procedural aspects of securities litigation; and

●	The amendment restates the current provision that all intra-corporate disputes be litigated in the State of Israel, where the Company is incorporated and whose law governs such disputes. Moreover, the Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli listed companies, as well as a substantial and influential body of case law construing Israel’s corporate law and long-standing precedent regarding corporate governance.

The amendment will only regulate the forum where shareholders may file certain claims. It does not affect the remedies available if such claims are successful. Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in a forum other than the federal district courts or State of Israel, as applicable.

Given these considerations, the Board has determined that it is in the best interests of the Company that the Company’s articles of association be amended to include these exclusive forum selection provisions. There is, however, uncertainty as to whether a court would enforce these provisions, and although current case law indicates it is enforceable, there is no certainty that this will remain the case in the future.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve an amendment to the Articles of Association as detailed in the Proxy Statement dated July 19, 2021.”

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL 3

APPROVAL OF A GRANT OF OPTIONS TO EACH OF OUR NON-MANAGEMENT DIRECTORS AND OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

We propose to approve a grant of options to each of our non-management directors (as such term is defined in the compensation plan, or the Compensation Policy) as described in this Proposal 3.

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’s remuneration committee, the board of directors and shareholders, in that order. The remuneration committee and the Board have reviewed, discussed and approved the proposed changes as detailed hereunder and determined that these changes are in line with the terms and conditions of the Compensation Policy.

The remuneration committee and the Board have approved, and are recommending that the shareholders approve, a grant of options to purchase 20,000 Ordinary Shares to each of our non-management directors (the “Director Options”).

The Director Options would be granted under the Company’s 2013 Incentive Share Option Plan, the 2013 Plan, at an exercise price equal to $3.10 the average price of the Company’s ordinary shares on the Nasdaq market in the 30 trading days prior to the Board’s meeting on July 15, 2021) and would vest over a period of three (3) years, such that the Director Options will vest with respect to 1/3 of the underlying Ordinary Shares on the first anniversary of the grant (i.e., the date of the Board’s approval on July 15, 2021), and thereafter, the Director Options will vest with respect to the additional 2/3 of the underlying Ordinary Shares equally on a quarterly basis, provided that each non-management director continues to serve as a director of the Company or its affiliates throughout each such vesting date. All unvested options held by a non-management director in office will automatically vest and become exercisable upon the consummation of a Transaction, as such term is defined in the 2013 Plan.

The grant is subject to the execution by each director of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant. The above options will expire on July 14, 2031.

In addition, consistent with the Compensation Policy, and taking into account numerous factors such as the commitment to ensure that our Chief Executive Officer’s compensation is structured to create a link between pay and performance and to align the interests of our Chief Executive Officer with our interests and those of our shareholders, and in accordance with the provisions of the Compensation Policy and other relevant information and materials presented to them, the remuneration committee and the Board have approved, and are recommending that the shareholders approve, a grant to Mr. Baharaff, in his capacity as the Company’s President and Chief Executive Officer, of options to purchase 220,000 Ordinary Shares. All options granted to Mr. Baharaff would have an exercise price of $3.33 per share (which was the average closing price of the last 30 trading days on the day preceding the remuneration committee’s and the Board’s meetings on November 10, 2020 at which the foregoing grant was approved).

The above options would be granted under the 2013 Plan and vest over a period of four (4) years, such that 25% of the options would vest upon the lapse of 12 months following the date of Board approval, and thereafter the remainder of the options shall vest equally on a equally quarterly basis. The option grant is subject to the execution of an option agreement with the Company confirming the terms and conditions applying to the grant. The above options will expire on November 9, 2030. The options would be granted in accordance with Section 3(i) of the Income Tax Ordinance (New Version), 5721-1961 (the “Income Tax Ordinance”).

The Company views November 10, 2020, the original date of approval of the grant of options to Mr. Baharaff by the remuneration committee and the Board, as the date of grant for purposes of determining the value of an award for purposes of the Compensation Policy notwithstanding that shareholder approval is required for such grants and will be granted, if granted, subsequent to such date.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve a grant of options to each of the Company’s directors, and the President and Chief Executive Officer, as detailed in the Proxy Statement, dated July 19, 2021.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 4

APPROVAL OF THE TERMS OF EMPLOYMENT OF THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER

On December 30, 2013, we entered into an employment agreement with Mr. Baharaff who serves as our President, Chief Executive Officer and as a member of our Board, as amended on March 15, 2016, July 20, 2017, and May 13, 2019, which provides that Mr. Baharaff’s terms of office and employment are for an undefined term, subject to re-approval under the Companies Law and termination in accordance with the terms of the employment agreement.

Proposed Salary Increase

Mr. Allen Baharaff’s monthly base salary, as last updated in 2019, is NIS 144,375.

As the President and Chief Executive Officer of the Company, Mr. Baharaff’s leadership, extensive experience and command of the business have been critical to its advancement. The proposed increase to the salary of Mr. Baharaff was approved by our remuneration committee and Board while considering, among other things, Mr. Baharaff’s performance and contribution to the Company as well as his experience and the terms of the Company’s Compensation Policy. When reviewing Mr. Baharaff’s salary, the remuneration committee and the Board reviewed a peer group remuneration survey prepared by the Company and considered market trends in similar companies.

Subject to the approval of the shareholders, it is proposed that the monthly salary of Mr. Baharaff shall be adjusted to NIS 170,000 effective as of January 1, 2021.

Redemption of Un-used Vacation Days

In addition to the proposed salary increase described above, it is being proposed that Section 9(c) of Annex A of Mr. Allen Baharaff’s employment agreement, which provides that Mr. Baharaff is entitled to accumulate unused vacation days for a period of no more than two (2) years (unless otherwise agreed by the Board), after which unused vacation days shall be forfeited, shall be deleted in its entirely and replaced with the following new Section 9(c) in order to provide the possibility of a cash-out of unused vacation days:

“9. Annual Vacation

c. Unless otherwise agreed by the Board and subject to applicable law, vacation days may be accumulated for no more than two years. Unused accumulated vacation days that exceed the number of vacation days that may be accumulated over a two-year period (currently, 48 vacation days) shall be redeemed once a year, on March 1st, provided that the redemption will not result in the number of accumulated vacation days following the redemption being less than 48 days, or as otherwise required by law. Accumulated vacation days shall also be redeemed in the event of termination of employment.”

All other employment terms shall remain unchanged.

The proposed amendments to the terms of employment of Mr. Baharaff, except for the redemption of the unused vacation days once a year, are consistent with the Compensation Policy.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve amendments to the terms of employment of Mr. Allen Baharaff, the President and Chief Executive Officer of the Company, including the salary increase and the redemption of current and future unused vacation days, as detailed in the Proxy Statement, dated July 19, 2021.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 5

APPROVAL OF AN ANNUAL CASH BONUS FOR THE COMPANY’S PRESIDENT AND CHIEF

EXECUTIVE OFFICER, BASED ON THE SAME FORMULA AS DETERMINED FOR OTHER

OFFICE HOLDERS OF THE COMPANY AND PERFORMANCE MATRICES APPROVED BY THE

COMPANY’S REMUNERATION COMMITTEE AND BOARD OF DIRECTORS

Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for the achievement of the Company’s business and financial goals through teamwork and collaboration.

Consistent with the Company’s Compensation Policy, and subject to the limitations set forth therein, the Company may determine with respect to each year, the target and maximum annual cash bonuses as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company’s President and Chief Executive Officer. Taking into account numerous factors, including our Compensation Policy and other relevant information and materials presented to the Company’s remuneration committee and Board, the Company’s remuneration committee and Board have approved at meetings held on July 15, 2021, and are recommending that the shareholders approve, the following annual cash bonus for 2021 and related framework and objectives, for the Company’s President and Chief Executive Officer.

Maximum annual bonus

The maximum annual cash bonus that may be paid to the Company’s President and Chief Executive Officer is based on the same formula as determined for other office holders of the Company as set forth in the Compensation Policy and shall be equal to six (6) times of the Company’s President and Chief Executive Officer’s base salary multiplied by the applicable percentage of the objectives that will be achieved (and in any event not more than six times the Company’s President and Chief Executive Officer’s base salary).

Objectives

The objectives for the Company’s President and Chief Executive Officer’s annual cash bonus for 2021 are based on a performance matrix, approved by the Company’s remuneration committee and Board, which includes defined Company-level and personal objectives, with respect to the following matters:

(1)	Clinical Execution – 40%;

(2)	Pipeline & Scientific targets – 19%;

(3)	Business Development and Financing targets – 21%; and

(4)	Discretionary evaluation – 20%.

Eligibility

The Company’s President and Chief Executive Officer would be eligible to receive an annual cash bonus for the year 2021, without the need for further shareholder approval, subject to the following: (i) continuous employment as the Company’s President and Chief Executive Officer through December 31, 2021; (ii) achievement of the specific objectives using the pre-defined key performance indicators as defined above, as determined by the remuneration committee and the Board; (iii) the limitations of the maximum annual cash bonus described above; and (iv) the limitation of the Compensation Policy and applicable law. Up to 20%, of our President and Chief Executive Officer’s annual cash bonus for the year 2021 may be based on a discretionary evaluation of his overall performance by the remuneration committee and the Board, based on quantitative and qualitative criteria.

An assessment of our President and Chief Executive Officer achievements will be undertaken by the remuneration committee and Board by early 2022. Shareholders are now being asked to approve the proposed cash bonus plan for our President and Chief Executive Officer for 2021, and to pre-authorize our Board to approve a potential payment to our President and Chief Executive Officer of an annual bonus amount for 2021, to be paid in 2022. The actual bonus to be paid (if any) will be determined based on the foregoing assessment of our President and Chief Executive Officer’s achievement of the objectives for the year and the other requirements set forth in our Compensation Policy, subject to the bonus mechanism described above.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the annual objectives related to, target amount of, and potential payment in 2022 of, a cash bonus for the Company’s President and Chief Executive Officer with respect to 2021, subject to, and to the extent of, his achievement during 2021 of those objectives, and the payment of annual bonus according to determination of achievement of the objectives thereunder, as described in Proposal 5 of the Proxy Statement dated July 19, 2021, be, and hereby are, approved in all respects.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 6

APPROVAL OF A FRAMEWORK FOR FUTURE ANNUAL CASH BONUSES FOR THE

COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER, SUBJECT TO PERFORMANCE

MATRICES TO BE APPROVED BY THE COMPANY’S REMUNERATION COMMITTEE AND

BOARD OF DIRECTORS ON AN ANNUAL BASIS

In accordance with the limitations described in Proposal 5 above, and subject to our Compensation Policy (as in effect from time to time), shareholders are being asked to approve that starting as of 2022, the measurable performance objectives of our President and Chief Executive Officer for each subsequent year will be determined annually by the remuneration committee and the Board without the need for further shareholder approval, and that the eligibility to such bonus and the actual bonus to be paid (if any) for each year will also be determined by the remuneration committee and the Board without the need for further shareholder approval. Assuming the approval of this Proposal 6, an assessment will be undertaken by the remuneration committee and the Board of our President and Chief Executive Officer’s achievement of the bonus objectives for each fiscal year and his eligibility for bonus payment shall be subject to (i) his continuous employment as the Company’s President and Chief Executive Officer through December 31st of the applicable fiscal year; (ii) achievement of the specific objectives using the pre-defined key performance indicators as defined in Proposal 5 above, as determined by the remuneration committee and the Board (including the achievement of minimum thresholds); (iii) the limitations of the maximum annual cash bonus referenced in Proposal 5 (i.e., up to six (6) times of the Company’s President and Chief Executive Officer’s base salary multiplied by the applicable percentage of the objectives that will be achieved (and in any event not more than six (6) times the Company’s President and Chief Executive Officer’s base salary)); and (iv) the limitation of the Compensation Policy and applicable law. Up to 20%, of our President and Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of his overall performance by the remuneration committee and the Board, based on quantitative and qualitative criteria.

It is being clarified that the limitations with respect to the maximum annual bonus amount payable to our President and Chief Executive Officer (as detailed above in Proposal 5) shall not be changed.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that starting as of 2022, the framework for future annual objectives related to, target amount of, and potential payment of, future annual cash bonuses for the Company’s President and Chief Executive Officer, subject to, and to the extent of, his achievement during each fiscal year of those objectives, and the payment of annual bonus according to determination of achievement of the objectives thereunder, as described in Proposal 6 of the Proxy Statement dated July 19, 2021, be, and hereby are, approved in all respects.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 7

RE-APPOINTMENT OF Brightman Almagor Zohar & Co., a member firm of

Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31,

2021 and until the 2022 annual general meeting of shareholders

At the Meeting, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2021, and until the 2022 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and our Articles of Association, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Board and the audit committee, and their compensation requires the approval of the Board, following approval and recommendation by the audit committee. Our Board has delegated its authority to approve the compensation of independent auditors for audit and non-audit services to our audit committee. Our audit committee and Board have reviewed, and are satisfied with, the performance of Brightman Almagor Zohar & Co., and have approved and are recommending to the shareholders to approve, their re-appointment as the Company’s independent auditors.

One of our audit committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our audit committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent auditors. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of our independent auditors to perform prohibited non-audit functions defined in applicable SEC rules.

In 2020, our audit committee approved all audit-related and non-audit-related services performed by Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2020 and 2019:

	2020	2019
	(US$ in thousands)
Audit Fees (1)	100	100
Audit-Related fees (2)	20	—
Tax Fees (3)	12	19
Total	132	119

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	Tax fees consist of consulting services related to a grant.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to reappoint the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, as auditors of the Company for the fiscal year ending December 31, 2021, and until the 2022 annual general meeting of shareholders.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PRESENTATION OF THE 2020 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2020, which are included in the Company’s annual report on Form 20-F filed with the SEC on March 18, 2021, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Prof. David Sidransky Lead Independent Director

Tel Aviv, Israel

July 19, 2021